

Mail Stop 3720

January 24, 2008

Mr. Gary W. Douglass
Chief Financial Officer
CPI Corp.
1706 Washington Ave.
St. Louis, Missouri 63103

Re: **CPI Corp.**
Form 10-K for fiscal year ended February 3, 2007
Filed April 17, 2007
File No. 1-10204

Dear Mr. Douglass:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 3, 2007
Item 1. Business, page 5

1. We note from your disclosures that Sears assumes credit card fees related to your sales and credit and check authorization risks. Tell us what you mean by this statement, including what credit card fees Sears assumes. We also note that customers can use Sears credit cards to purchase your products or services. Tell us whether these specific features of your relationship with Sears impacts your reporting of revenue. Refer to EITF 99-19.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

2. We refer to your presentation of "gross margin as a percentage of net sales." Please note that you should not present gross margins or gross margin percentages when your cost of sales excludes depreciation and amortization related to the generation of revenue. Refer to SAB Topic 11:B. Please revise.

3. Also, since you are required by Item 302 of Regulation S-K to present gross profit, you should revise Note 15 to allocate the portion of depreciation and amortization "associated directly with or allocated to products sold or services rendered" to your gross margins.

Note 1 – Summary of Significant Accounting Policies
Advertising Costs, page 43

4. We note that you capitalize certain direct-response advertising costs. Please tell us more details of the nature of your direct-response advertising and your accounting policy for the related costs. Refer to SOP 93-7 in your response.

Note 15 – Selected Financial Quarterly Data (Unaudited), page 66

5. We note that you present quarterly financial information utilizing one 16-week and three 12-week periods. Tell us why you believe it is appropriate to present your quarterly periods in this manner. In this regard, tell us the rationale for presenting such periods, why this information is considered comparable, and why this information is useful to investors. Further, tell us why you feel that the presentation of one 16-week period is not misleading to investors.

Form 10-Q/A for the quarterly period ended July 21, 2007
Note 2 – Restatement, page 7

6. Your disclosures provide little details of the nature of your misstatements. In this regard, please explain how you "conformed certain of the accounting methods of the acquired entity to those of the Company." Further, tell us specifically what the error was that resulted in you incorrectly reporting your deferred revenue and the related costs. Finally, tell us why it was necessary to record an "adjustment to accumulated other comprehensive income of $550,000 as of July 21, 2007 to give effect to an adjustment to increase currency translation and decrease deferred tax assets."

Form 10-Q for the quarterly period ended November 10, 2007
Note 7 – Goodwill and Intangible Assets, page 10

7. We refer to your host agreement with Wal-Mart obtained in the Portrait Corporation
    of America acquisition. Please tell us how you determined the useful life of 21.5
    years. Also tell us how you considered the potential studio closures disclosed on
    page 14 in your determination of the useful life. Refer to paragraph 11 of SFAS 142
    in your response.

8. Also tell us how any potential or actual studio closures may impact the recoverability
    of this asset. Refer to SFAS 144 in your response.

*   *   *   *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these
comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please file your cover letter on EDGAR. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director